DIVISION LETTERHEAD

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE


      					May 17, 2005

Mr. Edward J. Weisberg
Chief Financial Officer
9110 Red Branch Road
Columbia, MD 21045-2024

Re:	Item 4.02 Form 8-K
	Filed May 16, 2005
	File No. 0-15888

Dear Mr. Weisberg:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.
1. We note that you intend to file restated financial statements. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

	You should file an amendment to the Form 8-K in response to this comment on or before May 24, 2005.

	If you have any questions, please call April Sifford at (202) 942-2983 or Ryan Milne at (202) 942-2872. After May 20, 2005,
they
may be reached at (202) 551-3684 and (202) 551-3688, respectively.

							Sincerely,


							April Sifford
							Branch Chief